Exhibit (a)(3)

Option Exchange Application Electronic Screen

• Election/Change of Election Form • View My Elections • Offer to Exchange Document • Slide Presentation • Technical FAQs • International Tax Consequences • Tender Offer Document

Option Exchange Application

Instructions

Please read this Election/Change of Election Form carefully. Terms not otherwise defined in this form have the meanings set forth in the i2 Technologies, Inc. “Offer to Exchange Certain Outstanding Options with an Exercise Price per Share of $45.00 or Higher for Restricted Stock Units” dated April 26, 2006 (the “Offer”). You should carefully read the Offer and the documents referred to in the Offer.

To property elect to exchange your Eligible Options, you must submit this Election/Change of Election Form to us before 11:59 p.m., Central Time on the Expiration Date of the Offer, which is currently May 31, 2006 unless we extend it.

Your Eligible Options are listed in a table below. If after reading this Election/Change of Election Form and the Offer and related documents you decide to tender your Eligible Options, click the “I hereby Elect to Participate” button below. If you decide not to tender your Eligible Options, click “I hereby Decline” button below.

You may withdraw your election to tender your Eligible Options at any time prior to the Expiration Date of the Offer. To withdraw your election, simply access this webpage again, click the “I withdraw my election” button below and agree again to the Election Form/Change of Election Form.

PLEASE NOTE: The last election you make prior to the Expiration Date of the Offer will be binding and you will not be permitted to withdraw or change your election after that time.

If you think the number of your Eligible Options set forth below is incorrect, or if you have any questions about the Offer, please send an e-mail to OptionsExchange@i2.com.

Option Exchange Program

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